Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Agreement to Acquire Remainder of IVS Bulk Joint Venture Increasing Ownership to 100%

Singapore, July 26, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we”), a global provider of maritime transportation services predominantly in the drybulk sector, announced a number of transactions relating to the acquisition of the remaining 31.14% equity stake in its IVS Bulk joint venture (“IVS Bulk” or “JV”).

A subsidiary of the Company, Grindrod Shipping Pte. Ltd., or (“GSPL”), has agreed to acquire the remaining shares in IVS Bulk held by an affiliate of Bain Capital Credit (“Bain”) for a total purchase consideration of $46.3 million comprising of $37.2 million for the ordinary equity shares and $9.1 million for the preference shares contemplated below. The purchase price is based on appraised values as of May 13, 2021 and reflects the IVS Bulk balance sheet as of April 30, 2021. The total purchase consideration is subject to interest at Libor + 3% until closing while changes in the financial position or operating results of IVS Bulk after April 30, 2021 will accrue to Grindrod Shipping.

IVS Bulk intends to redeem in full the $27.3 million preferred share capital held by the Company and Bain using (a) available cash at IVS Bulk, (b) the proceeds from an increase of one of IVS Bulk’s existing credit facilities by $23 million (although there is no assurance that such increase will be completed), and/or (c) available cash on Grindrod Shipping’s balance sheet. The Company will receive $18.2 million from the redemption and Bain will receive $9.1 million.

We expect to fund the acquisition of Bain’s ordinary shares through a combination of cash on hand and proceeds received from the redemption of the preference shares. The agreement with Bain is subject to customary closing conditions with closing to occur no later than September 30, 2021.

Martyn Wade, the Company’s Chief Executive Officer, commented:

“The acquisition of the remaining shares in IVS Bulk represents a critical step in the growth and development of Grindrod Shipping at a time of very strong freight rates in the drybulk industry. IVS Bulk’s 12 vessels are all modern, Japanese built “Eco” vessels that ideally complement our cargo operations.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), includes a Core Fleet of 31 vessels consisting of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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